FORM 4

                          U.S. SECURITIES AND EXCHANGE COMMISSION

                                  Washington, D.C., 20549

[ ]  Check box if no longer subject
     to Section 16. Form 4
     or Form 5 obligations may con-
     tinue. See Instruction 1(b).

[ ]  Form 3 Holdings Reported
[ ]  Form 4 Transactions Reported

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                            Filed pursuant to Sec. 16(a) of the Securities Exchange Act of 1934, Sec. 17(a) of
                                            the Public Utility Holding Company Act of 1935 or Sec. 30(f) of the Investment Company
                                            Act of 1940.
--------------------------------------------- -------------------------------------------------------------------------------
  1. Name and Address of Reporting person*     2. Issuer Name and Ticker or Trading Symbol
         Brown           Charles                    WAVERIDER COMMUNICATIONS INC. WAVC
--------------------------------------------- -------------------------------------------------------------------------------
          (Last) (First) (Middle)              3. IRS or Social Security Number of       4. Statement for Month/Year
                                                  Reporting Person (Voluntary)              March 2000
          156 Mildenhall Road
---------------------------------------------                                           -------------------------------------
                  (Street)                                                               5. If Amendment, Date of Original
                                                                                                    (Month/Year)
     Toronto   Ontario,  Canada    M4N 3H6
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            (City) (State) (Zip)
   *If the Form is filed by more than one
 Reporting Person, see Instruction 4(b)(v).
---------------------------------------------     -----------------------------------------------------
6.Relationship of Reporting Person to Issuer      7. Individual or Joint/Group Filing (Check applicable
  (Check all applicable)                                                      line)

       Director                        10% Owner      X   Form filed by One Reporting Person
 ------                           -----            ------
                                                          Form filed by More than One Reporting Person
   X   Officer (give title below)      Other       ------
 ------                           -----
       Vice President, Marketing
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                             Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security    2. Transaction   3. Transaction  4. Securities Acquired (A) or  5. Amount of 6. Ownership     7. Nature of
   (Instr. 3)                Date        Code (Instr. 8) Disposed of (D) ; (Instr. 3,   Securities   Form: Direct (D) Indirect
                        (Month/Day/Year)                          4, and 5)             Beneficially or Indirect (I)  Beneficial
                                                                                        Owned at end (Instr. 4)       Ownership
                                                                                        of Issuer's                   (Instr.4)
                                                                                        Fiscal
                                                                                        Month (Instr.
                                                                                        3 and 4)
----------------------- ---------------- --------------- ------------------------------ ------------ ---------------- -------------
                                                          Amount   (A) or (D)   Price
----------------------- ---------------- --------------- --------- ---------- --------- ------------ ---------------- -------------
WaveRider Common Stock     03/17/00           M           75,400       A       $ 1.07       0
----------------------- ---------------- --------------- --------- ---------- --------- ------------ ---------------- -------------
                           03/17/00           M            4,100       D       $ 11.02
----------------------- ---------------- --------------- --------- ---------- --------- ------------ ---------------- -------------
                           03/20/00           M           20,000       D       $10.26
----------------------- ---------------- --------------- --------- ---------- --------- ------------ ---------------- -------------
                           03/22/00           M           20,200       D       $10.00
----------------------- ---------------- --------------- --------- ---------- --------- ------------ ---------------- -------------
                           03/23/00           M            3,800       D       $10.25
----------------------- ---------------- --------------- --------- ---------- --------- ------------ ---------------- -------------
                           03/24/00           M            7,300       D       $ 9.50
----------------------- ---------------- --------------- --------- ---------- --------- ------------ ---------------- -------------
                           03/28/00           M           20,000       D       $ 8.50
----------------------- ---------------- --------------- --------- ---------- --------- ------------ ---------------- -------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly  (Print or Type
Responses)
                                                                                               Page 1 of 2 pages    (Over)



                  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                          (eg., puts, calls, warrants, options, convertible securities)

------------ ---------- ------------ ----------- ------------ ---------------------- ---------------------
1. Title of  2.Conver-  3. Transac-  4. Transac- 5. Number of 6. Date Exercisable    7. Title and Amount
Derivative   sion or    tion Date    tion Code   Derivative   and Expiration         of Underlying
Securitiy    Exer-      (Month/Day/  (Instr. 8)  Securities   Date (Month/Day/       Securities
(Instr. 3)   cise Price Year)                    Acquired (A) Year)                  (Instr. 3 and 4)
             of Deriva-                          or Disposed
             tive                                of (D)
             Security                            (Instr. 3,
                                                 4, and 5)
------------ ---------- ------------ ----------- ------------ ----------  ---------- ---------- ---------
                                                              Date        Expira-      Title    Amount or
                                                              Exer-       tion Date             Number of
                                                              cisable                           Shares
------------ ---------- ------------ ----------- --- -------- --------    ---------- ---------- ---------
                                                 (A)    (D)
------------ ---------- ------------ ----------- --- -------- --------    ---------- ---------- ---------
Employee
Stock Option                                                  Anytime     02/16/10   Common     164,600
(1997) Plan
- Options
------------ ---------- ------------ ----------- --- -------- --------    ---------- ---------- ---------
Employee
Stock Option                                                  Anytime     08/28/10   Common     225,000
(1997) Plan
- Options
------------ ---------- ------------ ----------- --- -------- --------    ---------- ---------- ---------
1999
Incentive
And                                                           Anytime     04/08/09   Common     26,750
Nonqualified
Stock Option
Plan
------------ ---------- ------------ ----------- --- -------- --------    ---------- ---------- ---------
1999
Incentive
And                                                           Note 1      04/08/09    Common     508,250
Nonqualified
Stock Option
Plan
------------ ---------- ------------ ----------- --- -------- --------    ---------- ---------- ---------


Table II (continued)
------------ ---------- ---------- ------------ ------------
1. Title of  8. Price   9. Number  10. Owner-   11. Nature
Derivative   of         of Deriva- ship of De-  of
Securitiy    Derivative tive       rivative     Indirect
(Instr. 3)   Security   Securi-    Security;    Beneficial
             and        ties       Direct (D)   Ownership
             (Instr.5)  Benefi-    or           (Instr. 4)
                        cially     Indirect
                        Owned at   (I)
                        end of     (Instr. 4)
                        Month
                        (Instr. 4)

------------ ---------- ----------- ----------- ------------
Employee
Stock Option $1.07       164,600        (D)
(1997) Plan
- Options
------------ ---------- ----------- ----------- ------------
Employee
Stock Option $1.68       225,000        (D)
(1997) Plan
- Options
------------ ---------- ----------- ----------- ------------
1999
Incentive
And          $2.03       26,750         (D)
Nonqualified
Stock Option
Plan
------------ ---------- ----------- ----------- ------------
1999
Incentive
And          $2.03       508,250        (D)
Nonqualified
Stock Option
Plan
------------ ---------- ----------- ----------- ------------

Explanation of Responses:

Note 1: Vesting of Stock Options is based on the achievement of certain milestones. The first milestone, worth 5% of the total, has been achieved and those shares have vested as shown. The balance of the shares will vest based on the achievement of the following: 10% upon the prototype of the LMS system being operational in one community; 15% upon receipt of at least 25 purchase orders for LMS systems, from qualified purchasers, having a minimum total value of CDN$5 million; 15% upon at least 25 LMS systems, representing a minimum total revenue of CDN$5 million, having been installed and operational; 25% upon gross revenue exceeding CDN$10 million; and, 35% upon gross revenue exceeding CDN $25 million.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


             /s/Charles Brown                   April 7, 2000
       -----------------------------            -------------
  **   Signature of Reporting Person                Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                              Page 2 of 2 pages.